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October 5, 2023

VIA EDGAR

Sasha Parikh, Staff Accountant

Kevin Vaughn, Senior Associate Chief Accountant

Doris Stacey Gama, Attorney

Jason Drory, Attorney

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	SINOVAC BIOTECH LTD
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed May 1, 2023
File No. 001-32371

Dear Ms. Parikh, Mr. Vaughn, Ms. Gama, Mr. Drory:

On behalf of our client, Sinovac Biotech Ltd. (the “Company”), we are submitting this letter setting forth the Company’s responses to the comments contained in the letter dated September 8, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”).

For ease of review, the Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the 2022 20-F where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2022 20-F.

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevents Inspection, page 94

1.	We note that your proposed disclosure pursuant to Items 16I(b)(2) and (b)(3) refer to “Antigua or PRC governmental entities.” We also note your statement that you have subsidiaries incorporated in mainland China, Hong Kong, Singapore, Thailand, Philippines, Mexico, Peru, Colombia, Ecuador, Bangladesh, Indonesia, Chile and Pakistan. Please revise to disclose whether any governmental entities in these jurisdictions own shares of Sinovac Antigua or its consolidated foreign operating entities or have a controlling financial interest in Sinovac Antigua or its consolidated foreign operating entities.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will further revise the disclosure in the third paragraph under “ITEM 16I. Disclosure regarding Foreign Jurisdictions That Prevent Inspections” on page 94 of the 2022 20-F, with accumulated changes set forth in Annex A.

* * *

Resident Partners: Amy E. Beckingham Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua Simon J. Cooke	Dominic A. Geiser Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Dominik Sklenar Qiuning Sun	Terris C. C. Tang Allen C. Wang Richard Watkins See Wah Wong Cheung Ying Yeung	Registered Foreign Lawyers: Michael J. S. Hardy (England and Wales) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York) Benjamin P. Su (New York)	Daying Zhang (New York)

October 5, 2023

If you have any additional questions regarding the 2022 20-F, please do not hesitate to contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell), or Ms. Zheng Wang at zheng.wang@lw.com, +852 2912-2585 (work) or +852 9131-0464 (cell).

Thank you for your time and attention.

Sincerely yours,

/s/ Benjamin Su
Benjamin Su
of LATHAM & WATKINS LLP

cc:	Weidong Yin, Chairman and Chief Executive Officer
Nan Wang, Chief Financial Officer
Simon Anderson, Chairman of the Audit Committee
Zheng Wang, Esq., Latham & Watkins LLP
Zhibin Huang Grant Thornton Zhitong Certified Public Accountants LLP

Annex A

Response 1: to replace the current third paragraph under “ITEM 16I. Disclosure regarding Foreign Jurisdictions That Prevent Inspections” on page 94 of the 2022 20-F:

“Sinovac Antigua has subsidiaries incorporated in mainland China, Hong Kong, Singapore, Thailand, Philippines, Mexico, Peru, Colombia, Ecuador, Bangladesh, Indonesia, Chile and Pakistan. As of the date of this annual report, to our knowledge, (i) no ~~Antigua or PRC governmental entities~~ government entity from any of these jurisdictions owns any shares of Sinovac Antigua or its subsidiaries based on available public filings, (ii) ~~the Antigua or PRC governmental entities~~ no government entity from any of these jurisdictions has ~~do not have~~ a controlling financial interest in Sinovac Antigua or its subsidiaries, and (iii) none of the members of the board of directors of Sinovac Antigua or its subsidiaries is an official of the Communist Party of China~~,~~. ~~and (iv) none~~ None of the currently effective memorandum and articles of association (or equivalent organizing document) of Sinovac Antigua or its consolidated foreign operating entities ~~subsidiaries~~ contains any wordings from any charter of the Communist Party of China.”